BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                            February 17, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

     PAGEMART WIRELESS INC


Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,




                            Damian P. Reitemeyer



Enclosures







                                     Page 1 of  6

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No.     1     ) *
                           --------


              PAGEMART WIRELESS INC
                 NAME OF ISSUER :

                   Common Stock:  No Par

           TITLE OF CLASS OF SECURITIES

                    69553J104
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [   ].  (A fee is not required only if the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              Continued on following page(s)



                                    Page 2 of 6

CUSIP No. 69553J104

1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company and its indirect wholly-owned subsidiary BT Investment Partners, Inc. 13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)     [x]

3.   SEC USE ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Bankers Trust New York Corporation, Bankers Trust Company and
     are New York Corporations.   BT Investment Partners, Inc. is a Delaware
     Corporation.

NUMBER OF     5. SOLE VOTING POWER
SHARES        Bankers Trust Company      103,900    shares
              BT Investment Partners     142,857    shares
                                         246,757    shares
BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY      Bankers Trust Company            0    shares
              BT Investment Partners           0    shares
                                               0    shares
EACH          7. SOLE DISPOSITION POWER
REPORTING     Bankers Trust Company      116,200    shares
              BT Investment Partners     142,857    shares
                                         259,057    shares
PERSON        8. SHARED DISPOSITION POWER
WITH          Bankers Trust Company            0    shares
              BT Investment Partners           0    shares
                                               0    shares


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                Bankers Trust Company     116,200  shares
                BT Investment Partners    142,857  shares
                                          259,057  shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES  *

            [  ]


                                      Page 3 of 6
CUSIP No. 69553J104

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       Bankers Trust Company                    0.2%
       BT Investment Partners                   0.4%
                                                0.6%

12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation - HC
            Bankers Trust Company - BK
            BT Investment Partners, Inc. - CO

Item 1 (a)     NAME OF ISSUER:

           PAGEMART WIRELESS INC CL A

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
               OFFICES:
          6688 North Central Expressway
          Suite 800
          Dallas, TX  75206-9865

Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its direct wholly-owned subsidiary, Bankers Trust Company, and its indirect wholly-owned subsidiary BT Investment Partners, Inc.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          130 Liberty Street
          New York, New York 10006

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation and its direct wholly-owned subsidiary, Bankers Trust Company, are incorporated in the State of New York with their principal business offices located in New
          York.  BT Investment Partners, Inc., is
          incorporated in the State of Delaware.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  No Par Value

Item 2 (e)     CUSIP NUMBER:
          69553J104


CUSIP No. 69553J104                   Page 4 of 6


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

          For Bankers Trust Company,

  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act

     For BT Investment Partners

     BT Investment Partners is a incorporated in the State of Delaware with its principal business office located in New York.

Item 4     OWNERSHIP:

  As of December 31, 1997

  (a)   Amount Beneficially Owned:

       Bankers Trust Company                 116,200 shares
       BT Investment Partners                142,857 shares
                                             259,057 shares

  (b)  Percent of Class:

       Bankers Trust Company                      0.2%
       BT Investment Partners                     0.4%
                                                  0.6%

 (c) Number of shares as to which the Bank has:

 (i) Sole power to vote or to direct the vote -

       Bankers Trust Company                 103,900 shares
       BT Investment Partners                142,857 shares
                                             246,757 shares

 (ii) Shared power to vote or to direct the vote -

       Bankers Trust Company                       0 shares
       BT Investment Partners                      0 shares
                                                   0 shares



CUSIP No. 69553J104                  Page 5 of 6


(iii) Sole power to dispose or to direct the disposition of -

       Bankers Trust Company                 116,200 shares
       BT Investment Partners                142,857 shares
                                             259,057 shares

(iv) Shared power to dispose or to direct the disposition of-

       Bankers Trust Company                            0 shares
       BT Investment Partners                           0 shares
                                                        0 shares

BT Investment Partners is a party to the Amended and Restated Agreement Among Certain Stockholders dated as of
May 10, 1997 (the Stockholders Agreement), which contains provisions regarding, among other things, restrictions on transferability and voting of the Companys Class A Common
Stock and certain agreement as to sales or other dispositions of Class A Common Stock. Upon information and belief, more than ten percent (10%) of the Companys Class A
Common Stock is subject to the Stockholders Agreement.
Notwithstanding the foregoing, the undersigned disclaims membership in any group for purposes of Section 13(d) or 13(g) of the Exchange Act by virtue of the Stockholders
Agreement.

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above and Exhibit to Item 7.

Item 8    IDENTIFICATION AND CLASSIFICATION OF THE
          MEMBERS  OF THE GROUP:

     While BT Investment Partners disclaims membership in any group or beneficial ownership of any securities of the Issuer other than the securities set forth herein, attached hereto as Exhibit 2 is a list of the other parties to the Stockholders Agreement referred to in Item 4 above.








                                      Page 6 of 6
CUSIP No. 69553J104


Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

Item 10   CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             as of December 31, 1997

Signature:      Bankers Trust New York Corporation

By :                /s/James T. Byrne, Jr.

Name :              James T. Byrne, Jr.

Title:              Secretary


Signature:      Bankers Trust Company

By :                /s/James T. Byrne, Jr.

Name :              James T. Byrne, Jr.

Title:              Secretary


Signature:  BT Investment Partners, Inc.

By:                 /s/Sandra L. West

Name:               Sandra L. West

Title:                   Secretary

                     EXHIBIT A TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Investment Partners, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    BT Holdings (New York)  Inc.

                              |
                            100%
                              |

                BT Investment Partners, Inc.




                     EXHIBIT B TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                          EXHIBIT 2

                      EXHIBIT TO ITEM 8

Pursuant to Item 8, the signatories to the Amended and Restated Stockholders Agreement dated May 10, 1997 relating to PageMart Wireless Inc. are:

SIGNATORIES   TO  THE  AMENDED  AND  RESTATED   STOCKHOLDERS
AGREEMENT

1.   The Morgan Stanley Leveraged Equity Fund II L.P.
2.   Morgan Stanley Leveraged Equity Fund II, Inc.
3.   Morgan Stanley, Dean Witter, Discover & Co.
4.   Morgan Stanley Capital Partners III, L.P.
5.   MSCP III, L.P.
6.   Morgan Stanley Capital Partners III, Inc.
7.   Morgan Stanley Capital Investors, L.P.
8.   MSCP III 892 Investors, L.P.
9.   Morgan Stanley Venture Capital Fund II, L.P.
10.  Morgan Stanley Venture Capital Partners II, L.P.
11.  Morgan Stanley Venture Capital II, Inc.
12.  Morgan Stanley Venture Capital Fund, L.P.
13.  Morgan Stanley Venture Partners L.P.
14.  Morgan Stanley Venture Capital Inc.
15.  Morgan Stanley Venture Capital Fund II, C.V.
16.  Morgan Stanley Venture Investors, L.P.
17.  First Plaza Group Trust
18.  General Motors Investment Management Corporation
19.  Accel Telocom L.P.
20.  Accel Investors 89 L.P.
21.  Accel III L.P.
22.  Accel III Associates L.P.
23.  Accel Telecom Associates L.P.
24.  Arthur C. Patterson
25.  James R. Swartz
26.  Swartz Family Partnership
27.  Paul H. Klingenstein
28.  James W. Breyer
29.  Donald A Gooding
30.  G. Carter Sednaoui
31.  BT Investment Partners, Inc.
32.  Leadership Investments Ltd.
33.  Empresas La Moderna, S.A. de C.V.
34.  Seguros Commercial America, S.A. de C.V.
35.  Alfonso Romo Garza
36.  TD Capital Group Ltd.
37.  The Toronto-Dominion Bank
38.  Ellmore C. Patterson
                                                   EXHIBIT 2

                      EXHIBIT TO ITEM 8
SIGNATORIES TO THE AMENDED AND RESTATED STOCKHOLDERS
AGREEMENT  (continued)

39.  Anne H. Patterson
40.  Cezary Pasiuk
41.  Brandywine Trust Company, et. al., Trustees U/A 5/4/56
FBO Jane C. Beck
42.  Brandywine Trust Company, Trustee U/A 2/10/56 FBO
Michael E. Patterson
43.  Brandywine Trust Company, Trustee U/A 2/10/56 FBO
Robert E. Patterson
44.  Brandywine Trust Company, Trustee U/A 2/10/56 FBO David
C. Patterson
45.  Brandywine Trust Company, Trustee U/A 2/10/56 FBO
Thomas H. C. Patterson
46.  Brandywine Trust Company, Trustee U/A 2/10/56 FBO
Eloise C. Patterson
47.  Brandywine Trust Company, Trustee U/A 2/10/56 FBO David
G. Patterson
48.  Brandywine Trust Company, Trustee U/A 2/10/56 FBO
Daphne D Patterson
49. Michael E. Patterson & Elena C. Patterson, Trustees U/A 9/6/90 FBO Anne H. Patterson
50. Michael E. Patterson & Elena C. Patterson, Trustees U/A 9/6/90 FBO Elena A. Patterson
51.  Michael E. Patterson & Elena C. Patterson, Trustees U/A
9/6/90 FBO Michael E.    Patterson, Jr.
52.  Kaplan, Choate Management Inc.
53.  John D. Beletic